Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended	Years ended March 31,
	June 30, 2015	2015	2014	2013	2012
Earnings (loss) from operations before income tax provision (benefit)	$120,029	$367,993	$419,641	$(510,607)	$303,083
Fixed Charges:
Interest Expense	11,895	56,782	53,492	57,903	86,236
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)[1]	54	1,492	(581)	5,016	1,348
Portion of rental expenses representative of interest factor[2]	9,728	38,914	38,197	41,246	41,992
Earnings (loss) available for fixed charges	$141,706	$465,181	$510,749	$(406,442)	$432,659
Fixed Charges:
Interest Expense	$11,949	$58,274	$52,911	$62,919	$87,584
Interest included in interest expense not related to third party indebtedness[1]	(54)	(1,492)	581	(5,016)	(1,348)
Portion of rental expense representative of interest factor[2]	9,728	38,914	38,197	41,246	41,992
Total Fixed Charges	$21,623	$95,696	$91,689	$99,149	$128,228
Consolidated ratio of earnings (loss) to fixed charges	6.6	4.9	5.6	(4.1)	3.4

1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.